U.S SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                FORM 12b-25
                        NOTIFICATION OF LATE FILING
                               (Check One):

[ ] Form 10-K [ ] Form 10-KSB [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q
[ ] Form 10-QSB [ ] Form N-SAR
                                                 ______________________
	For Period Ended: December 31, 1998                SEC FILE NUMBER
	[ ]Transition Report on Form 10-K                      1-5663
	[ ]Transition Report on Form 20-F               ______________________
	[ ]Transition Report on Form 11-K                    CUSIP NUMBER
	[ ]Transition Report on Form 10-Q                        N/A
	[ ]Transition Report on Form N-SAR              ______________________
	For the Transition Period Ended:

_______________________________________________________________________________
Read attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:     N/A
                                                          --------
_______________________________________________________________________________
Part I - Registrant Information
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Full Name of Registrant:      401(k) Savings and Investment Plan of Cleco
                              Corporation

Former Name if Applicable:    401(k) Savings and Investment Plan of Central
                              Louisiana Electric Company, Inc.

Address of Principal Executive Office (Street and Number)
     Cleco Corporation
     2030 Donahue Ferry Road
     Pineville, LA 71360-5226
_______________________________________________________________________________

Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this
        Form could not be eliminated without unreasonable effort or expense:
[X] (b) The subject annual report, semiannual report, transition report on
        Form 10-K, Form 20-F, 11-K, or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X] (c) The accountant's statement or other exhibit required by
        Rule 12b-25(c) has been attached if applicable.
_______________________________________________________________________________
Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K, and Form 10-KSB
20-F, 11-K 10-Q, and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     401(k) Savings and Investment Plan of Cleco Corporation (Formerly 401(k) Savings and Investment Plan of Central Louisiana Electric Company, Inc.) was not able to obtain an independent accountant's report for the year ended December 31, 1998, prior to the June 30, 1999 filing due date. Due to continued conversion difficulties and miscommunication, the third party trustee was not able to provide required information to Cleco Corporation personnel ("Plan Administrator") in a timely fashion. This delay caused a corresponding delay in the Plan Administrator providing information required by the independent accountant. Accordingly, the preparation of audited financial statements for the Plan were not commenced until recently and it would have required unreasonable effort and expense to complete this work prior to the filing deadline. Please refer to the attached statement from the Plan's independent accountant required by Rule 12b-25(c).

_______________________________________________________________________________
Part IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification:

         Stacy Stubbs                  318                       484-7530
            (Name)                 (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identity report(s)

                                                          [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes     [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
_______________________________________________________________________________

  401(k) Savings and Investment Plan of Cleco Corporation (Formerly 401(k) Savings and Investment Plan of Central Louisiana Electric Company, Inc.)
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 By: Cleco Corporation
                                                     as Plan Administrator

Dated: June 30, 1999                             By: /s/
       --------------                                --------------------------
                                         Name/Title:
                                                     --------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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